Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Scott P. Doney~	Joe Laxague~	Facsimile: 702-944-7100
Email: sdoney@caneclark.com

April 27, 2008

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, NW
Mail Stop 0409

Attention:  Duc Dang, Staff Attorney, Division of Corporation Finance

Re:	Media Sentiment, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed February 28, 2008
File No. 333-144101

We write on behalf of Media Sentiment, Inc. (the “Company”) in response to your letter of April 23, 2008, by Michael McTiernan, Special Counsel of the United States Securities and Exchange Commission (the “Commission”), regarding the above-referenced Amendment No. 3 to Registration Statement on Form S-1 (the “Comment Letter”).  On behalf of the Company, we have filed with the Commission via the EDGAR system, the Fifth Amended Registration Statement on Form S-1 (the “Fifth Amended S-1”).

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

General

1.
We note your response to comment 1 of our letter dated March 11, 2008 and note your position that Debut Broadcasting was the successor registrant. The result of these transactions is that a new public company with nominal operations and revenues has been created and is being distributed through the shareholder base of the original public company.  Accordingly, it appears that the April 20 shareholders are acting as underwriters in the primary distribution of the shares of the new public entity.  Please review the plan of distribution accordingly.  Please disclose the fixed price of the offering.

In response to this comment, the shareholders that will receive MSI shares from DBI in this registered spin-off are not acting as underwriters.  There is nothing to suggest that the recipient shareholders will acquire the securities from DBI with the intent to resell such to members of the general public. The term “underwriter” is defined in Section 2(11) of the Securities Act as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”

In order for one to be classified as an underwriter, one must lack investment intent.  For purposes of determining whether one is acting as an underwriter, the presence of investment intent by a purchaser of securities is ascertained by reviewing the factual circumstance surrounding the issuance of the securities.  First, the circumstance at the time of distribution will not support any basis for the claim that the subsequent sale of the securities was contemplated by any shareholder at the point of receipt. The shareholders are receiving their shares in the spin-off distribution without consideration, and have made no arrangements to resell such securities to anyone. In fact, it is quite likely that many of the shareholders are unaware that they will be receiving shares in the distribution, unless they actively follow the company’s SEC filings.  Second, the company is not aware that any of the recipient shareholders are in the business of underwriting securities or are associated with persons who are in the business of underwriting securities.  Third, MSI will receive no proceeds from any eventual resale of the securities.  Fourth, the company decided not to register the resale of shares that will be distributed to the recipient shareholders, and omitted disclosures stating such in the Summary and Organization within the Last Five Years sections of the prospectus.  Moreover, the recipient shareholders do not have registration rights with the company in this or any subsequent registration the company may conduct in the future.  Therefore, the factual circumstances surrounding the issuance of securities to the shareholders in the pending registration statement evidence that the recipient shareholders have investment intent and any subsequent sale of the securities acquired was not contemplated at the time they were distributed from the company.

2.
We note the revised disclosure on page 4 in response to comment 2 of the debenture from which shareholders will receive proceeds.  Please revise to elaborate on this debenture and the proceeds that were received. Was it a fee for the attempted sale of your parent’s reporting obligation?  What did it convert into? Also, we partially reissue comment 2 and request that you disclose if and when the stock dividend was declared.

In response to this comment, DBI signed a $100,000 debenture with JWA Ventures. As part of the merger, the proceeds went to MSI but the debenture obligations remained with DBI.

Purchasing Shareholders, page 16

3.	We reissue comment 4. We continue to note the disclosure on page 16 that DBI is offering “up to 3,640,650 shares.”

In response to this comment, the Company revised the disclosure to state, “Our parent company, DBI, is offering 3,640,650 shares of our common stock exclusively to its April 20 Shareholders pursuant to its plan of reorganization.”

Directors, Executive Officers, Promotors and Control Persons, page 25

4.
We note your response to comment 5 and revised disclosure on page 26.  Please provide the disclosure required by Item 402 of Regulation S-K for the appropriate executive officers.  Item 402 requires disclosure of compensation paid to applicable executive officers for services “in all capacities.”

In response to this comment, the company properly disclosed the amounts paid to Messrs. Munz and White in the executive compensation table for the periods indicated, with narrative commentary below the table.

5.
We reissue comment 7.  You currently do not provide the biographical disclosure required by Item 401 of Regulation S-K for significant employees listed in this section.  Please revise to provide such disclosure.

In response to this comment, the Company revised its disclosure accordingly.

Thank you for the opportunity to respond to these comments.  Please feel free to contact me at the number provided above with any further questions or comments.

Sincerely,

/s/Scott Doney
Scott Doney, Esq.
Cane Clark, LLP